FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities Registry with N° 042

Santiago (Chile), August 26, 2009

MR. SUPERINTENDENT OF SECURITIES AND INSURANCE:

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with N° 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Superintendency the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045, and in the Regulation of General Application (Norma de Carácter General) N° 30, issued by such Superintendency:

On the date hereof, Placas do Paraná S.A., a Brazilian subsidiary of Arauco, acquired 100% of the shares of the company named Tafisa Brasil S.A. (“Tafisa Brasil”), by means of a share purchase agreement executed with the companies named SCS Beheer, B.V. and Tafiber – Tableros de Fibras Ibéricos, S.L., both subsidiaries of Sonae Indústria, SGPS, S.A.

The transaction involves resources of approximately US$ 227 million, which are allocated in approximately US$ 165,200,000 to pay the shares of Tafisa Brasil, with the balance corresponding to liabilities that the acquired company maintains.

Tafisa Brasil is a wood panels company, its main asset being a productive plant located in the locality of Pien, State of Paraná (Brazil), which has two production lines of MDF (medium density fiberboard) and one production line of PB (particleboard), with a total installed capacity of 640,000 m3/year. Additionally, the plant has value added product lines linked to the construction and furniture industries.

The acquisition of this asset will permit Arauco to consolidate its presence in the Brazilian wood panels market, in which the Company already participates through Placas do Paraná S.A.

2

Arauco estimates that this transaction will have positive effects in the results of the Company, even though as of the date hereof such effects are not quantifiable.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c. - Bolsa de Comercio de Santiago

La Bolsa N° 64,

Santiago.

- Bolsa Electrónica de Chile,

Bolsa de Valores

Huérfanos 770, piso 14-

Santiago

- Bolsa de Corredores,
Bolsa de Valores Valparaíso

Casilla 218-V-

Valparaíso

- Representative of the Bondholders (Banco Santander),

Bandera 140, Santiago

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	August 31, 2009	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer